Exhibit 99.2

Triterras Launches Kratos Logistics Module in Partnership with Seven Oceans

Company completes next stage in building its revolutionary commodity trading and trade finance digital marketplace across transactions, financing and now delivery

Singapore, January 8, 2021 – Triterras Inc. (Nasdaq: TRIT, TRITW), a leading fintech company for trade and trade finance, today announced the launch of a new logistics module on Kratos, its blockchain-enabled, commodity trading and trade finance platform. To build the logistics module, Triterras collaborated with Seven Oceans, a Singapore-based company that creates maritime and shipping software for commercial shipping and fleet management.

Through an API connection of Seven Oceans’ data sets to Kratos, the logistics module digitizes key information to enable shipbrokers, operators, and shipowners to do business together—further with their commodity trading partners—within the Triterras marketplace. The module eliminates the redundancies of paper-and-email-based legacy systems, expedites the freight-contracting process, reduces transaction times for shipments, and helps the counterparties to better manage their assets and maximize decision-making. The company does not currently plan to charge an additional fee for users that source logistics services on Kratos but believe that the availability of logistics on Kratos will drive increased Transaction Volume and user growth.

“With our new logistics module, Triterras takes another significant leap forward in the development of our digital marketplace for commodity trading, trade finance, and delivery,” said Triterras Chairman and CEO Srinivas Koneru. “In partnership with Seven Oceans, we have expanded our Kratos platform to enable shipbrokers, operators and shipowners to arrange cross-border shipments in the same place where our commodity traders transact, secure financing and, with the logistics module, now manage their deliveries.”

“Our data-enablement partnership with Triterras will bring significant efficiency to, and simplify the sharing of key information among, a marketplace of shipping counterparties and their commodity trading partners. We’re excited to team with Triterras and together bring greater transparency and informational integrity to shipping logistics for all parties on the Kratos platform,” said Seven Oceans CEO Captain Himanshu Joshi.

As described, the new logistics module advances the Kratos user experience by adding the delivery leg of a global commodities business alongside the platform’s existing trading and finance modules. Earlier, Triterras also launched an Insurance Module in a partnership with Marsh, one of the world’s largest Insurance broker, which allowed borrowers to seek and secure trade credit insurance on the platform.

The impact, practicality, interoperability, and uniqueness of the Kratos platform were recently recognized when the platform won the Singapore Founder category of the FinTech Awards issued by the Monetary Authority of Singapore.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit www.triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

About Seven Oceans

Seven Oceans Holdings is a Singapore based company that creates maritime and shipping software for commercial shipping and fleet management. Its commercial shipping product, 7Oceans, is arguably the most revolutionary creation that serves charterers, ship-owners and operators for bulk shipping needs. The current customer landscape includes corporate to mid and small size entities. The leadership at Seven Oceans is unparalleled, where innovation and design are driven from top by professionals who have held senior management positions in commercial shipping and technology. For more information visit sevenoceansconsulting.com or email us at marketing@sevenoceansconsulting.com.

Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:
Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com

Edmond Lococo, ICR Inc.
Mobile: +86 138-1079-1408
Email: Edmond.Lococo@icrinc.com